FORM 4
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)

1. Name and Address of Reporting Person:                         Krish Reddy
                                                                 35 Power Lane
                                                                 Hattiesburg, MS 39402
2. Issuer Name and Ticker or Trading Symbol:                     Bio-Solutions International, Inc.
                                                                   BSII
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year                                      12/01
5. If Amendment, Date of Original:                               N/A
6. Relation of Reporting Person to Issuer                        _X_Director
                                                                 __ % owner
                                                                 __ Officer (Title):
                                                                 __ Other (Specify)
      X Filed by One Reporting Person.
      _  Filed by more than One Reporting Person.



TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                                            Common Stock
2. Transaction Date                                              December 13, 2001
3. Transaction Code                                              J
4. Securities Acquired (A) or Disposed (D):            Amount:   250,000(1)
                                                       A or D:   A
                                                       Price:    $0
5. Amount of Securities Beneficially Owned at end of Month:      1,812,606
6. Ownership Form; Direct (D) or  Indirect (I):                  D
7. Nature of Indirect Beneficial Ownership:                      N/A

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                                  N/A
2.  Conversion or Exercise Price of Derivative Security:
3.  Transaction Date (M/D/Y):
4.  Transaction Code:
                   V:
5.  Number of Derivative Securities Acquired (A) or Disposed of (D):
6.  Date Exercisable:  Expiration Date:
7.  Title of Underlying Securities:  Amount or number of Shares:
8.  Price of Derivative Security:
9.  Number of Derivative Securities Beneficially Owned  at end of Month:
10. Ownership of Derivative Securities;     (D) Direct or (I) Indirect:
11. Nature of Indirect Beneficial Ownership:

EXPLANATION OF RESPONSES:

(1) Mr. Reddy was issued 250,000 restricted shares of the Company's common stock for director's fees and other services.




/s/ Krish Reddy                                Date: January 29, 2002
----------------------------------
Krish Reddy
**Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).